Via Facsimile and U.S. Mail
Mail Stop 4720

September 9, 2009

Mr. Richard R. Allen
Chief Financial Officer
Homeowners Choice, Inc. 2340 Drew Street, Suite 200
Clearwater, FL 33765

Re: **Homeowners Choice, Inc.**
       Form 10-K for the Year Ended December 31, 2008
       Form 10-Q for the Period Ended June 30, 2009
       File No. 001-34126

Dear Mr. Allen:

We have reviewed your filing and have the following comments. We have limited our review of your filing to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document.   In our comments, we ask you to provide us with information to better understand your disclosure. Where our comments request you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filings, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Losses and Loss Adjustment Expenses

1. Please revise your discussion relating to loss and loss adjustment expenses to provide the disclosures previously requested and included in your Form S-1 that went effective on July 24, 2008 revised to reflect the current fact patterns and changes in your reserves. Similarly, please revise your discussion relating to reinsurance to provide the disclosures previously requested and included in your Form S-1.

Form 10-Q for the six months ended June 30, 2009

Item 2 – Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of the Six Months Ended June 30, 2009 to the Six Months Ended June 30, 2008

Losses and Loss Adjustment Expenses, page 20

2. Please revise Management's Discussion and Analysis to discuss the reasons for the significant increase in your reserve balance during the six months ended June 30, 2009 relating to prior years' reserve.

*   *   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provide any requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658, or Mary Mast, Senior Staff Accountant, at (202) 551-3613, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant